September 28, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cornerstone OnDemand, Inc. – Registration Statement on Form S-1 (File No. 333- ) (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of Cornerstone OnDemand, Inc., a Delaware corporation (the “Company”), pursuant to the Securities Act of 1933, as amended, and Regulation S-T promulgated thereunder, we hereby transmit for filing via EDGAR the Company’s Registration Statement on Form S-1 with copies of all exhibits thereto for the purpose of registering shares of the Company’s common stock.  Manually executed signature pages and consents have been signed prior to the time of this electronic filing and will be retained by the Company for five years.  Pursuant to Rule 457(o), the Company has computed the fee due on the basis of the maximum aggregate offering price.  Pursuant to Rule 13(e) of Regulation S-T, a wire transfer in the amount of $8,199.50 was submitted to the Commission’s lock-box in connection with this filing.

Pursuant to Rule 461(a) of Regulation C under the Securities Act of 1933, as amended (the “Act”), on behalf of the Company and the managing underwriters named in the section “Underwriters” of the prospectus included within the Registration Statement, the Company and such managing underwriters inform the staff of the Securities and Exchange Commission that the Company and such managing underwriters may orally request acceleration of the effective date of the Registration Statement and that the Company and such underwriters are aware of their respective obligations under the Act.

Should you have any questions or comments, please do not hesitate to contact Herbert P. Fockler or me at (650) 493-9300.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rachel B. Proffitt

Rachel B. Proffitt

cc:           Adam Miller, Cornerstone OnDemand, Inc.
Perry Wallack, Cornerstone OnDemand, Inc.
Herbert P. Fockler, Wilson Sonsini Goodrich & Rosati, P.C.